
04033501

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9861

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M&T BANK CORPORATION
One M&T Plaza
Buffalo, New York 14203

and

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN AND TRUST
One M&T Plaza
Buffalo, New York 14203

Table of Contents of Information Required in Report

Item 4. Financial Statements and Supplemental Schedule for the Plan.

The M&T Bank Corporation Retirement Savings Plan and Trust ("the Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing the financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedule for the years ended December 31, 2003 and 2002, are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedule have been examined by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, and their report is included therein.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the M&T Bank Corporation Employee Benefits Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN AND TRUST

Date: June 24, 2004

By: 

Michael P. Pinto
M&T Bank Corporation Employee
Benefit Plan Committee

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-32044, 333-16077 and 333-84384) of M&T Bank Corporation of our report dated June 23, 2004, relating to the financial statements and financial statement schedule, which appear in this Form 11-K. We also consent to the reference to us under the heading "Experts" in such Registration Statements.

PricewaterhouseCoopers LLP

Buffalo, New York
June 24, 2004

Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE OF THE M&T BANK CORPORATION RETIREMENT SAVINGS PLAN AND TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Employee Benefit Plan Committee of
the M&T Bank Corporation
Retirement Savings Plan and Trust

We have audited the accompanying statement of net assets available for benefits of the M&T Bank Corporation Retirement Savings Plan and Trust (the Plan) as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Employee Benefit Plan Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Employee Benefit Plan Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the M&T Bank Corporation Retirement Savings Plan and Trust at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Employee Benefit Plan Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Buffalo, New York
June 23, 2004

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN AND TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2003	2002
Assets		
Investments, at fair value:		
M&T Bank Corporation common stock	$264,396,822	208,920,536
Mutual funds	238,540,622	174,270,463
Loans to participants	8,430,591	7,593,867
Total investments	511,368,035	390,784,866
Cash	155,859	865,797
Contributions receivable:		
Participant	345,397	160,373
Employer	178,347	81,427
Total contributions receivable	523,744	241,800
Accrued investment income	26,087	787,207
Due from broker	31,790	18,019
Total assets	512,105,515	392,697,689
Liabilities		
Due to broker	116,464	35,270
Net assets available for benefits	$511,989,051	392,662,419

See accompanying notes to financial statements.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31	
	2003	2002
Additions to net assets available for benefits		
Net investment income:		
Interest	$ 874,317	1,155,940
Dividends	5,310,709	4,912,015
Net appreciation (depreciation) in fair value of investments	87,869,502	(10,136,574)
Total net investment income (loss)	94,054,528	(4,068,619)
Contributions:		
Participant	30,836,747	22,036,622
Employer	15,211,000	10,784,847
Total contributions	46,047,747	32,821,469
Total additions to net assets available for benefits	140,102,275	28,752,850
Deductions from net assets available for benefits		
Participant withdrawals	(20,775,643)	(20,962,121)
Net increase in net assets available for benefits	119,326,632	7,790,729
Net assets available for benefits at beginning of year	392,662,419	384,871,690
Net assets available for benefits at end of year	$511,989,051	392,662,419

See accompanying notes to financial statements.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN AND TRUST
Notes to Financial Statements

1. Description of plan

General

The following description of the M&T Bank Corporation Retirement Savings Plan and Trust ("the Plan") is provided for general information purposes and is qualified in its entirety by reference to the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility and participation

The Plan is a defined contribution plan and exists for the benefit of permanent employees of M&T Bank Corporation and its subsidiaries ("the Company"). Employees who are at least 21 years of age and have completed 12 months of continuous service are eligible to participate in the Plan. An eligible employee may elect to participate in the Plan as of the first day of the month coincident with or next following the month in which the employee became eligible. On April 1, 2003, M&T Bank Corporation ("M&T") completed the acquisition of Allfirst Financial Inc. ("Allfirst"), which sponsored the Allfirst Financial Inc. Capital Accumulation Retirement Plan and Trust ("the Allfirst Plan"). On that date, the Allfirst Plan was frozen and has been maintained by M&T as a separate plan. Subsequent to March 31, 2003, all contributions to the Allfirst Plan ceased and no new participants enrolled into the Allfirst Plan. Effective April 1, 2003, former participants of the Allfirst Plan and eligible employees of Allfirst became eligible to elect to participate in the Plan.

Administration

The Plan is administered by M&T's Employee Benefit Plan Committee ("Administrative Committee") which is appointed by the Board of Directors of Manufacturers and Traders Trust Company ("M&T Bank"), a wholly owned subsidiary of M&T. The assets of the Plan are held by M&T Bank, as Trustee. EBS Benefit Solutions, Inc. provided recordkeeping services on an individual participant basis to the Plan. Effective March 1, 2004, T. Rowe Price Trust Company ("T. Rowe") was appointed as trustee and T. Rowe Price Retirement Plan Services, Inc. ("TRP Retirement Services") was appointed to provide recordkeeping services for the Plan as described in note 4.

The Board of Directors of M&T Bank has the right to terminate, amend or modify the Plan at any time subject to the Plan provisions. Upon Plan termination, participants would receive the assets allocated to their accounts.

Contributions

Contributions to the Plan are made by participants through salary reduction and by the Company through employer matching contributions. Non-highly compensated participants may elect to reduce their compensation by a specified whole percentage not to exceed 15% and highly compensated participants may elect to reduce their compensation by a specified whole percentage not to exceed 10%. Both highly and non-highly compensated participants are subject to certain limitations under Section 401(k) and Section 415 of the Internal Revenue Code. The Company remits to the Plan on behalf of each participant the amount by which the participant's compensation is reduced. In addition, the Company makes an employer matching contribution in an amount equal to 75% of the participant's contribution. Such matching contribution is limited to 4.5% of the participant's compensation.

1. Description of plan, continued

Contributions, continued

Compensation is generally defined in the Plan to mean a participant's base salary and 75% of participants' sales commissions, for those participants paid primarily by commissions, only if the commissions are expected to exceed 50% of total pay for the calendar year, but excluding any other form of additional compensation. Generally, an individual participant's total annual contribution may not exceed the lesser of 100% of compensation, as defined in the Internal Revenue Code, or $40,000, adjusted for inflation. An individual participant's pre-tax contribution was limited to $12,000 in 2003 and $11,000 in 2002. Contributions above this limit were made as after-tax contributions. A participant who has attained age 50 before the close of the respective Plan year, shall be eligible to make unmatched catch-up contributions up to a maximum of $2,000 for 2003 ($1,000 for 2002), increasing by $1,000 each year up to $5,000 in 2006.

Newly hired employees may also contribute amounts representing rollover distributions from other qualified defined contribution and benefit plans within their first year of employment.

Participants' accounts, including all salary reduction contributions, employer matching contributions and earnings thereon, are at all times fully vested and nonforfeitable.

Investment programs

Participants may direct the investment of their contributions in 5% increments in any of several investment fund alternatives, which include mutual funds and a fund which invests in the common stock of M&T.

Participants may, in accordance with the rules of the Plan, transfer existing balances among the available investment funds, and/or redirect their current contributions into different funds, daily. A participant may increase or decrease the percentage of salary reduction elected, effective the first day of each payroll period. Contributions may be suspended at any time.

Employer matching contributions

Employer matching contributions are invested in the available funds in the same proportion as elected by the participants.

Loans to participants

Upon written application to the Administrative Committee, participants may borrow from their account an amount not to exceed the lesser of (1) 50% of the participant's vested account balance as of the most recent valuation date or (2) $50,000 reduced by the participant's highest outstanding loan balance in the twelve months prior to the date of loan origination. The minimum loan amount is $1,000. Loans bear interest at one percentage point above the prime rate designated by M&T Bank and are repaid in equal installments through after-tax payroll deductions for a period of up to five years. Participants are charged a one-time $125 administrative fee for each new loan processed, which is deducted from the loan proceeds and has been included in participant withdrawals in the statement of changes in net assets available for benefits.

1. Description of plan, continued

Withdrawals and distributions

A participant undergoing financial hardship may make withdrawals from the Plan while employed by the Company, subject to Plan limitations. Upon termination of employment for any reason, participants are entitled to a distribution of the full amount of individual account balances as of the revaluation date immediately following such termination of service.

Unless the participant elects otherwise, distribution of the full amount of the participant's account balance will be made no later than 60 days after the close of the calendar year in which the last of the following occurs: (a) the participant attains age 65, (b) the tenth anniversary of the year in which participation began, or (c) the participant terminates service with the Company. The participant may elect to defer distribution of either the minimum required under Internal Revenue Code Section 401 (a)(9) or the entire balance, until no later than April 1 of the calendar year following the year in which age 70-1/2 is attained or until the participant's termination of employment.

2. Summary of significant accounting policies

Basis of accounting

The accounts of the Plan are maintained on the accrual basis. Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investments

Investments are reported at fair value. Investments in the common stock of M&T, which is traded on the New York Stock Exchange, are valued using the last reported sales price prior to the close of the Plan year. Investments in mutual funds are valued at the net asset value of shares held at the end of the Plan year.

Investments representing 5% or more of net assets available for benefits as of the dates indicated were as follows:

	December 31	
	2003	2002
M&T Bank Corporation common stock	$264,396,822	208,920,536
MTB Group of Funds Mid-Cap Stock Fund (a)	42,076,764	31,949,995
MTB Group of Funds Money Market Fund (a)	38,962,044	40,362,603
The Vanguard Inc., Institutional Index Fund	34,358,444	22,172,429

(a) Effective at the close of business August 15, 2003, the VISION Group of Funds, Inc. were renamed the MTB Group of Funds.

2. Summary of significant accounting policies, continued

Investments, continued

The Plan invests in various types of investments, which include equity, bond and money market mutual funds and a fund which invests in the common stock of M&T. These investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Loans to participants are valued by the Administrative Committee as no active market exists for such loans. The fair value of loans, which are fully secured by a portion of the participants' vested benefits, was estimated to approximate the outstanding principal balance of the loans at both December 31, 2003 and 2002.

Investment income of the M&T stock fund and the mutual funds is allocated to participants based on their proportionate share of the net assets of the respective investment fund. Interest income on loans to participants is allocated to participants based on their respective loan agreement.

Statement of changes in net assets available for benefits

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of investments which consists of the realized gains and losses from the sale of investments and the unrealized appreciation (depreciation) on investments. The Plan's investments appreciated (depreciated) in value as follows:

	For the year ended December 31, 2003	2002
M&T Bank Corporation stock fund	$ 50,901,437	17,319,801
Mutual funds	36,968,065	(27,456,375)
Net appreciation (depreciation) in fair value of investments	$ 87,869,502	(10,136,574)

Administrative expenses

Expenses related to administration of the Plan are paid by the Company. Brokerage commissions for acquiring or selling securities are paid by the Plan. The Plan incurred brokerage commissions in 2003 and 2002 totaling $8,535 and $11,466, respectively. These amounts have been included in the statement of changes in net assets available for benefits in net appreciation (depreciation) in fair value of investments.

3. Income taxes

The Internal Revenue Service ("IRS"), issued a favorable determination letter in 1998 and again on May 20, 2003 regarding the qualified and tax-exempt status of the Plan under Sections 401 and 501 of the Internal Revenue Code. Subsequent to receipt of the most recent favorable determination letter, the Plan was amended. The Administrative Committee is of the opinion that the amendments did not affect the qualified and tax-exempt status of the Plan and, accordingly, no provision has been made for income taxes.

Participants are not subject to federal or state income tax on employer matching contributions and pre-tax participant salary reduction contributions until such contributions are withdrawn or distributed. Participants are also not subject to federal or state income tax on the earnings and appreciation of the assets of the Plan until such amounts are withdrawn or distributed.

4. Plan amendments

Effective January 1, 2002, the Plan was amended to convert the portion of the Plan comprised of the M&T Bank Corporation stock fund and the Money Market Fund into a stock bonus plan intended to be an Employee Stock Ownership Plan. As such, effective January 1, 2002, the Plan is a combined profit sharing plan/stock bonus plan.

Effective October 15, 2002, the Plan was amended as a result of changes to the plan qualification requirements of the Internal Revenue Code enacted by the Economic Growth and Tax Relief Reconciliation Act of 2001.

Effective April 1, 2003, the Plan was amended to grandfather past service for former Allfirst employees for eligibility purposes and to clarify the Plan's eligibility rules for former employees of Allfirst.

On July 15, 2003, the Administrative Committee retroactively approved the Plan amendments described herein. Effective January 1, 2003, the Plan was amended to include provisions for determining minimum distribution requirements in accordance with Internal Revenue Code section 401(a)(9). Effective April 1, 2003, the Plan was amended to modify the terms of a participant's Salary Reduction Agreement and was further amended to clarify the beneficiary status of participants' former spouses. Effective July 15, 2003, the Plan was amended to provide the ability to forfeit and/or restore distributions of certain participants.

Effective March 1, 2004, the Plan was amended to remove M&T Bank and EBS Benefits Solutions, Inc. as trustee and recordkeeper, respectively, and appoint T. Rowe and TRP Retirement Plan Services, together ("T. Rowe Price"), as successors. The Plan was further amended to conform the administrative practices of the Plan to T. Rowe Price's administration and recordkeeping capabilities. As a result of the appointment of T. Rowe Price, the Plan was further amended to: eliminate the one year service requirement for eligibility to make pre-tax and after-tax contributions to the Plan (but retain such service requirement for participants to receive matching contributions); modify the in-service withdrawal rights and make them uniform for all participants to the extent permitted by IRS rules; and eliminate indirect rollover contributions made by participants. The Plan was further amended to: change the interest rate on participant loans from 1% plus the M&T Bank prime rate to 1% plus *The Wall Street Journal* prime rate; extend the cure period on defaulted participant loans from 30 days to 90 days; and adopt the IRS safe harbor hardship withdrawal procedures, which allows the Plan to outsource this process to T. Rowe Price.

4. Plan amendments, continued

Effective March 1, 2004, the Allfirst Plan was merged into the Plan, including the transfer of the assets and assumption of the liabilities of the Allfirst Plan by the Plan. The Plan was amended to reflect the merger and to make certain administrative changes to the Plan.

5. Related party transactions

The Plan acquired, during 2003, 119,250 shares of M&T common stock at a cost of $10,001,276 in 8 open market transactions. The Plan disposed of, in 97 transactions, 62,456 shares of M&T common stock, which resulted in proceeds of $5,426,427 and realized gains of $3,296,636. At December 31, 2003, the Plan held 2,689,693 shares of M&T common stock with a fair value of $264,396,822.

The Plan acquired, during 2002, 109,900 shares of M&T common stock at a cost of $8,695,668, in 5 open market transactions. The Plan disposed of, in 79 transactions, 123,642 shares of M&T common stock, which resulted in proceeds of $9,902,730 and realized gains of $6,617,643. At December 31, 2002, the Plan held 2,632,899 shares of M&T common stock with a fair value of $208,920,536.

6. Subsequent events

On March 1, 2004, the Allfirst Plan was terminated and net assets totaling $217,818,582 were transferred into the Plan and were reflected in the various investment options offered by the Plan. The investment options of the Plan include certain investment options previously offered by the Allfirst Plan.

Effective March 1, 2004, certain provisions regarding the Plan's eligibility requirements, participant loans, withdrawals, and financial hardships were amended and several new investment options became available to participants as a result of the appointment of T. Rowe Price as trustee and recordkeeper. As noted on the schedule of assets held for investment purposes at end of year, effective March 1, 2004, several investment options available to participants at the end of the Plan year were discontinued and the proceeds from liquidating those investment balances were utilized to invest in new fund options offered by the Plan.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Name and title of issue	Number of shares or principal amount	Fair value
Common stock		
Financial:		
M&T Bank Corporation*	2,689,693	$ 264,396,822
Mutual fund investments		
Federated Institutional Prime Obligations Fund	6,722,552	6,722,552
Goldman Sachs Growth Opportunities Fund**	229,507	4,374,403
Harbor Capital Advisors, Inc. Capital Appreciation Fund***	479,425	12,618,475
Harbor Capital Advisors, Inc. International Fund***	450,565	16,576,285
Janus Distibutors LLC Small Cap Value Fund***	666,538	20,722,678
MTB Group of Funds International Equity Fund***	291,749	2,821,215
MTB Group of Funds Large-Cap Stock Fund	1,097,302	9,996,424
MTB Group of Funds Large-Cap Value Fund	599,979	6,305,778
MTB Group of Funds Mid-Cap Stock Fund	2,751,914	42,076,764
MTB Group of Funds Prime Money Market Fund	38,962,044	38,962,044
MTB Group of Funds Small-Cap Stock Fund***	1,174,272	11,026,414
MTB Group of Funds U.S. Government Bond Fund	2,054,091	19,801,436
The Vanguard Inc. Balanced Index Fund***	666,541	12,177,710
The Vanguard Inc. Institutional Index Fund***	337,576	34,358,444
		238,540,622
Loans to participants		
5.00%-10.50%, fully secured by vested benefits, due 2004 through 2008	$ 8,430,591	8,430,591
Total investments		$ 511,368,035

* See note 5 of notes to financial statements.

** Effective March 1, 2004, participants' investments in the Goldman Sachs Growth Opportunities Fund were redeemed and the proceeds were invested in the MTB Group of Funds Mid-Cap Stock Fund.

*** Effective March 1, 2004, the following investment options were discontinued, the related investments redeemed and the proceeds invested in shares of the new investment options, as indicated below:

Discontinued investment option	New investment option
Harbor Capital Advisors, Inc. Capital Appreciation Fund	T. Rowe Price Associates, Inc. Growth Stock Fund
Harbor Capital Advisors, Inc. International Fund	Templeton Funds, Inc. Foreign Fund
Janus Distibutors LLC Small Cap Value Fund	T. Rowe Price Associates, Inc. Small-Cap Value Fund
MTB Group of Funds International Equity Fund	Templeton Funds, Inc. Foreign Fund
MTB Group of Funds Small-Cap Stock Fund	MTB Group of Funds Small-Cap Growth Fund
The Vanguard Inc. Balanced Index Fund	T. Rowe Price Associates, Inc. Balanced Fund
The Vanguard Inc. Institutional Index Fund	T. Rowe Price Associates, Inc. Equity Index Trust